Exhibit 99.137

NR: 21-19 | May 10, 2021

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION,
DISTRIBUTION OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR
INTO THE UNITED STATES

Skeena Announces C$50.0 Million Bought Deal Public Offering

Vancouver, BC (May 10, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce that is has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and Canaccord Genuity Corp., under which the underwriters have agreed to buy on a bought deal basis 16,129,033 common shares (the “Common Shares”), at a price of C$3.10 per Common Share for gross proceeds of approximately C$50.0 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about May 17, 2021 and is subject to Skeena receiving all necessary regulatory approvals, including approval of the Toronto Stock Exchange and approval from applicable securities regulatory authorities.

The net proceeds of the Offering will be used by the Company to fund exploration and development activities at the Eskay Creek Project and Snip Gold Project and for general administration and corporate purposes.

The Common Shares will be offered by way of a prospectus supplement to be filed in all provinces of Canada, except Québec. The Common Shares may also be offered in the United States on a private placement basis pursuant to applicable exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “1933 Act”) and applicable state securities laws, and in other jurisdictions outside of Canada and the United States provided that no prospectus filing or comparable obligation arises.

Barrick Gold Corporation, which currently holds approximately 10.8% of the issued and outstanding Common Shares, has the right to maintain its pro-rata ownership interest in the Company via participation in future Skeena financings.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.

Walter Coles Jr.

President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “Forward-looking Statements”). These Forward-looking Statements are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking Statements may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would” and similar expressions. Forward-looking Statements in this news release may include, without limitation, statements about the Offering and the anticipated completion and timing thereof; the timing and anticipated receipt of regulatory approvals; the Company’s anticipated use of the net proceeds from the Offering and the timing and success of the Company’s exploration programs and drilling projects. Forward-looking Statements contained herein are based on certain known and unknown risks, uncertainties and other factors, many of which are beyond the ability of the Company to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such risks, uncertainties and factors include, among other things, the completion and timing of the Offering and the ability of the Company to receive, in a timely manner, the necessary approvals for the Offering, changes in general economic conditions and financial markets and risks relating to the current and potential adverse impacts of the COVID-19 pandemic on the economy, financing markets and the Company’s business. The Forward-looking Statements are also based on certain assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, Forward-looking Statements are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.